Filed by Memic Innovative Surgery Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MedTech Acquisition Corporation

Commission File No.: 001-39813

Memic Announces Robert L. Ryan and Sandra Morgan to join Board of Directors upon closing of business combination with MedTech Acquisition Corporation

Industry veterans with leadership experience at global companies, including Medtronic and HCA, will support Memic's global expansion and commercialization strategic planning.

Tel Aviv, Israel and Fort Lauderdale, FL, September 9, 2021 – Memic Innovative Surgery Ltd. (the "Company" or "Memic"), a medical device company dedicated to transforming surgery with its proprietary surgical robotic technology, today announced that Robert L. Ryan and Sandra Morgan have agreed to join the company's board of directors. Ryan and Morgan, who served in leadership roles at companies including Medtronic and HCA, respectively, will join the board pending the closing of the business combination agreement between Memic and MedTech Acquisition Corporation (Nasdaq: MTAC) ("MedTech") currently anticipated for Q4 2021.

"We are very pleased to welcome Bob and Sandra to our board during an important time in Memic's evolution as we plan for many important milestones and expand the commercial opportunities with our Hominis® platform, a technology that has the potential to transform the way surgeons perform robot-assisted procedures," said Dvir Cohen, co-founder and chief executive officer of Memic. "Bob is a recognized senior executive with extensive experience in building technology businesses. We believe his operational and financial experience, including serving as CFO at Medtronic, will be a vital asset as we plan for continued growth in our global operations in the years ahead. Sandra's accomplishments in the healthcare industry span over three decades, including 13 years at HCA. We believe her extensive experience working with hospitals, healthcare providers and payors will be instrumental as we work to build many new relationships with leading surgeons who can benefit from our technology."

Mr. Ryan has held senior positions in strategic planning and business development at several leading global companies. He served as senior vice president and CFO of Medtronic for more than 12 years, leading the company's finance functions, including treasury, tax, controllership, internal audit, and investor relations during a period of substantial global growth. He retired from Medtronic in 2005. From 1975 to 1982, he worked for Citibank, including five years as head of the media lending department. He has served as board member of several leading multinational companies including Citi from 2007-2015 where he chaired the mortgage compliance committee and served on the audit and risk management committees.  He has also served on the boards of Black & Decker (later Stanley, Black & Decker), General Mills, Hewlett-Packard Company, and UnitedHealth Group. Mr. Ryan is a Trustee Emeritus of Cornell University and served for several years on the Visiting Committee of Harvard Business School. He holds a BS degree in electrical engineering from Wayne State University, an MS degree in electrical engineering from Cornell University, and an MBA from Harvard Business School

"This is a transformational time for Memic, following the recently announced business combination agreement with MedTech Acquisition Corporation last month and the continuing growth in commercial opportunities for the company," said Mr. Ryan. "I am excited to join the board upon the closing of the business combination with MedTech. We look forward to developing and executing strategic plans that will optimize the commercial opportunities for the Hominis system and bring this innovative technology to leading hospitals and other medical facilities in the United States and around the world."

Ms. Morgan has 32 years of healthcare and executive leadership experience working for Fortune 100 companies. Most recently, she served as senior vice president, provider relations at HCA Healthcare. During her 13-year tenure at HCA her responsibilities included business growth for hospitals, ambulatory surgery centers, urgent care clinics, transfer centers, and all service lines including surgical and robotics, women's and children's, neurology, oncology, emergency services, behavioral health, employer brokers, and rural markets. She also led the HCA Enterprise Transfer Center and founded the management development group that helped advance the careers of many of HCA's vice presidents, hospital CEOs, COOs, and service line leaders. Prior to HCA, Ms. Morgan served as vice president for Pfizer's US managed care business, where she played a major role in the launch and formulary adoption of several products. She received her BS degree in business administration from the University of Illinois and an MBA from St. Joseph's University.

"I am delighted to join the board of directors upon the closing of the business combination with MedTech as Memic plans for continued global commercial opportunities for the disruptive Hominis platform," said Ms. Morgan. "I look forward to contributing to Memic's future growth and success building on the company's first FDA-authorized indication of Hominis in women's health, including benign hysterectomy via the transvaginal approach. This technology has the potential to change patients' lives."

About Memic

Memic was founded in 2013 and based in Tel Aviv, Israel with a wholly owned subsidiary based in Fort Lauderdale, Florida, is a medical device company dedicated to transforming surgery with its proprietary surgical robotic technology. For more information, visit: https://memicmed.com/.

About MedTech Acquisition Corporation

MedTech Acquisition Corporation (Nasdaq: MTAC) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. MedTech has stated a focus on the medical technology industry in the United States and other developed countries.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed merger (the "Business Combination"), Memic intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of MedTech's shares of common stock in connection with the MedTech's solicitation of proxies for the vote by MedTech's stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the securities to be issued in the proposed transaction. MedTech's stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about the parties to the proposed business combination agreement, Memic, MedTech and the proposed combined company. After the registration statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of MedTech as of a record date to be established for voting on the proposed business combination and other matters as may be described in the registration statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. In addition, the documents filed by MedTech may be obtained by written request to:

MedTech Acquisition Corporation

600 Fifth Avenue, 22nd Floor

New York, NY 10022

Participants in the Solicitation

Memic and MedTech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MedTech's stockholders in connection with the Business Combination under the rules of the SEC. MedTech's stockholders, Memic's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Memic and MedTech in MedTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended by Amendment No. 1 to MedTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No.001-39813), or Memic's Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of MedTech's stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the Business Combination (if and when they become available). Free copies of these documents can be obtained at the SEC's website at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between MedTech and Memic. Forward-looking statements may be identified by the use of the words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the Business Combination, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Memic's and MedTech's management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Business Combination, including the failure to obtain approval of the stockholders of MedTech; the inability to complete the foregoing PIPE investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the amount of redemption requests made by MedTech’s public stockholders; the effect of the announcement or pendency of the Business Combination on Memic’s business; risks that the Business Combination disrupts current plans and operations of Memic; challenges to Memic in the manufacture, commercialization and marketing of its medical device products; the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of Memic to grow, manage growth profitably and retain its key employees; Memic’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the Memic competes; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; industry risks related to the medical device and medical technology industries; competition; conditions related to Memic’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to obtain and maintain the listing of Memic’s securities on the Nasdaq Capital Market; the price of Memic’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the Business Combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. Foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of MedTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No. 001-39813), and MedTech's registration statement on Form S-1 (File No. 333-251037), and Memic's registration statement on Form F-4 (when available) and other documents should be carefully considered, if and when filed by Memic or MedTech from time to time with SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Memic nor MedTech presently know or that Memic and MedTech currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect Memic's and MedTech's expectations, plans or forecasts of future events and views as of the date they are made. Memic and MedTech anticipate that subsequent events and developments will cause Memic's and MedTech's assessments to change. While Memic and MedTech may elect to update these forward-looking statements at some point in the future, Memic and MedTech specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Memic's and MedTech's control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Memic or MedTech, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MedTech and is not intended to form the basis of an investment decision in MedTech. All subsequent written and oral forward-looking statements concerning MedTech and Memic, the Business Combination or other matters and attributable to MedTech and Memic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Media Contact:

Lynn Granito

Berry & Company Public Relations

lgranito@berrypr.com

973-818-3732

Investor Contact:

Greg Chodaczek

Gilmartin Group

greg@gilmartinir.com

347-620-7010